                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 13)*

                         Zenith Electronics Corporation
                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
                        (Including the Associated Rights)
                         (Title of Class of Securities)

                                   989349 10 5
                                 (CUSIP Number)

               Chan-Ho Lee                              Copy to:
          Senior Vice President                  Steven R. Gross, Esq.
           LG Electronics Inc.                    Debevoise & Plimpton
              LG Twin Towers                        875 Third Avenue
              20, Yoido-dong                       New York, NY 10022
              Youngdungpo-gu                         (212) 909-6000
           Seoul, Korea 150-721
            011-82-2-3777-3049

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 21, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(3), 240.13d-1(f) or 240.13d-1(g), check the following box [].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                  SCHEDULE 13D

CUSIP No. 989349 10 5                                          Page 2 of 6 Pages


1     Names of Reporting Persons

      LG Electronics Inc.


      S.S. or I.R.S. Identification Nos. of Above Persons

--------------------------------------------------------------------------------
2     Check the Appropriate Box if a Member of a Group                   (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3     SEC Use Only
--------------------------------------------------------------------------------
4     Source of Funds
      N/A
--------------------------------------------------------------------------------
5     Check Box if Disclosure of Legal Proceedings is Required Pursuant
      to items 2(d) or 2(e)                                                  [ ]
--------------------------------------------------------------------------------
6     Citizenship or Place of Organization
      Republic of Korea
--------------------------------------------------------------------------------
               7  Sole Voting Power
 Number of        LG Electronics Inc.  -- 38,315,000*
   Shares         --------------------------------------------------------------
Beneficially   8  Shared Voting Power
  Owned by        N/A
    Each          --------------------------------------------------------------
  Reporting    9  Sole Dispositive Power
   Person         LG Electronics Inc.  -- 38,315,000*
    With          --------------------------------------------------------------
               10 Shared Dispositive Power
                  N/A
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

--------

* Also includes 1,746,000 shares held by LG Electronics Inc. obtainable pursuant to stock options exercisable within sixty (60) days of the date hereof.
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                                  SCHEDULE 13D

CUSIP No. 989349 10 5                                          Page 3 of 6 Pages


      LG Electronics Inc.  -- 38,315,000*

--------------------------------------------------------------------------------
12    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                             [ ]
      --------------------------------------------------------------------------
13    Percent of Class Represented by Amount in Row 11
      LG Electronics Inc.  -- 55.3%*

--------------------------------------------------------------------------------
14    Type of Reporting Person
      CO

--------

* Also includes 1,746,000 shares held by LG Electronics Inc. obtainable pursuant to stock options exercisable within sixty (60) days of the date hereof.

                                  SCHEDULE 13D

CUSIP No. 989349 10 5                                          Page 4 of 6 Pages


                  AMENDMENT NO. 13 TO STATEMENT ON SCHEDULE 13D


         This Amendment No. 13 amends and supplements the Tender Offer Statement on Schedule 14D-1 and Schedule 13D dated July 21, 1995, as amended (the "Schedule 13D") of LG Electronics Inc., a corporation organized under the laws of the Republic of Korea ("LGE") filed in connection with shares of common stock, par value $1.00 per share (the "Common Stock"), of Zenith Electronics Corporation, a Delaware corporation (the "Company"), and the associated Common Stock purchase rights. This Amendment is being filed on behalf of the reporting persons identified on the cover page of this Amendment. This Amendment amends Items 4 and 7 of the Schedule 13D.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         LGE and the Company entered into a Restructuring Agreement, dated as of August 7, 1998, regarding a proposed, prepackaged plan of reorganization of the Company (the "Prepackaged Plan"). On June 21, 1999, the Company and LGE entered an Amended and Restated Restructuring Agreement to reflect, among other things,
(i) the extension of the date by which the Prepackaged Plan must be consummated to September 15, 1999, (ii) the terms of the Company's commitments from Citibank N.A. with respect to debtor-in-possession and exit financing and (iii) the terms of the Forbearance, Lock-up and Voting Agreement, dated as of March 31, 1999, among the Company, LGE and certain holders of the Company's 6 1/4% Convertible Subordinated Debentures due 2011. The foregoing description is qualified in its entirety by reference to the Amended and Restated Restructuring Agreement, a copy of which is included as Exhibit 99 hereto and is incorporated herein by reference. In connection with such Prepackaged Plan, the Company has filed with the Securities and Exchange Commission (the "SEC") a Disclosure Statement and Proxy Statement-Prospectus for the solicitation of votes for the Prepackaged Plan. In addition, the Company and LGE have filed with the SEC a Rule 13E-3 Transaction Statement relating to certain of the transactions contemplated by the Prepackaged Plan.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

         Exhibit 99 Amended and Restated Restructuring Agreement, dated as of June 14, 1999, between Zenith Electronics Corporation and LG Electronics Inc.
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                                  SCHEDULE 13D

CUSIP No. 989349 10 5                                          Page 5 of 6 Pages


         Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 22, 1999

                                                LG ELECTRONICS INC.


                                                        /s/ Chan-Ho Lee
                                                --------------------------------
                                                Name:  Chan-Ho Lee
                                                Title: Senior Vice President